COASTAL MEDIA INC.
                               1574 Gulf Road #139
                             Point Roberts, WA 98281
                              Phone (360) 226-7862
                               Fax (610) 643-9902
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                                                                 August 25, 2006

Derek B. Swanson
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE.
Washington, DC USA 20549

Re: Coastal Media Inc.
    Amendment No. 2 to Form SB-2
    Filed August 16, 2006
    File No. 333-135852

Dear Mr. Swanson,

Thank you once again for your assistance in the review of our filing. In response to your letter of August 24, 2006 we have further amended our Registration Statement and provide this cover letter to assist you in your review. To expedite your review we have mailed marked copies to you as requested.

Amendment No. 1 to Form SB-2

REGISTRATION STATEMENT COVER PAGE

PROSPECTUS COVER PAGE

1. We have indicated that purchasers would be required to purchase a whole number of shares.

2. We have clarified the bank account may also be used to withdraw funds to pay for offering expenses.

SUMMARY OF PROSPECTUS, PAGE 3

3. We have removed "promptly" throughout the prospectus and replaced it with "within 7 days".

4. We have clarified the circumstances under which we might have to withdraw funds prior to the close of the offering by stating "While we have no intention to utilize any of the funds prior to the close of the all or none offering, there is no guarantee that circumstances, such as the costs of the offering exceeding the cash in our operating account or the failure of our directors to forward funds to the Company when needed as they have verbally agreed to do so, might not force us to withdraw some or all of the funds prior to the close of the offering."

5. We have added a risk factor that addresses the risk that if our offering is not successful and our expenses exceed our cash on hand or funds forwarded by the directors, the investors may not receive back their full investment.

Sincerely,


/s/ Jan Aaron Sigurgeirson
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Jan Aaron Sigurgeirson
President & Director